Exhibit 99.1

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL TO ACQUIRE NEW INDONESIAN PROPERTY INTEREST

JAKARTA, Indonesia – 28 August 2017 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that it has entered into a preliminary private placement agreement with PT ALT GME Bungalun Kariorang (“AGBK”), a privately owned Indonesian company. AGBK owns and operates a 100% interest in a special Indonesian production sharing joint cooperation contract with state-owned PT Pertamina EP known as a "KSO". The KSO has a term of 20 years to May 2036 and provides exclusive rights to conduct oil and gas exploration, exploitation, and production operations within an onshore area of 390,000 acres located on the east coast of Borneo island, named the "BK Block".

By taking up a new-issue private placement of AGBK's authorized share capital, the Company shall earn a 25% shareholding stake in AGBK, and shall also acquire exclusive rights from AGBK to off-take 100% of all future crude oil and natural gas produced by AGBK from the BK Block. Privately owned Indonesian company PT-ALT shall retain a 75% controlling interest stake in AGBK.

In accordance with the provisions of its KSO, AGBK paid a US$ 1,000,000 signature bonus and committed to expend a firm commitment amount of US$ 15,000,000 on geological, geophysical, and drilling work in the BK Block during the first 3 KSO contract years ending in May 2019. The Company will invest a total of US$ 4,000,000 to fund its 25% share of the bonus and of the firm commitment, to earn both its stake in AGBK and its rights to offtake future BK Block petroleum production.

AGBK shall use the entire investment proceeds exclusively for performing work within the BK Block in accordance with approved annual budgets as provided for in the KSO and firm commitment. The US$ 4,000,000 investment shall be treated by AGBK as a non-interest bearing advance from a shareholder. The Company shall be entitled to full reimbursement of the investment directly from BK Block oil or gas production "cost recovery" proceeds in the manner provided for in the KSO.

Closing of the placement is subject to and conditional upon final terms, conditions, and provisions to be set forth in four separate "Definitive Agreements"; 1) a "Placement Agreement", 2) a "Long Term Crude Oil Supply Agreement", 3) a "Long Term Natural Gas Supply Agreement", and 4) a "Shareholders Agreement". Closing is also subject to the Company delivering the first US$ 500,000 of the investment within 60 days of signature of Definitive Agreements, and also to AGBK acquiring the appropriate government permits to qualify the investment and the Company's 25% AGBK shares stake as a foreign direct investment and shareholding.

The placement and the Definitive Agreements are being negotiated on an arms-length basis notwithstanding the fact that a non-executive director of the Company is also the sole Director and CEO of AGBK. The director has no beneficial shares ownership in AGBK or in PT-ALT, the controlling holder of 75% of AGBK's shares. No fees of any kind are being paid to the director or to any third party intermediaries with regard to this transaction.

The BK Block is located in the Kutai Timur Regency of East Kalimantan Province, Indonesia on the northwest flank of the Kutai Basin, the prolific oil and gas producing geological region surrounding the Mahakam Delta. Notable oil producing companies in the Kutai include Chevron, Total, Vico (formerly HuffCo), and Pertamina. The BK Block does not currently produce oil on a commercial basis, but the Block includes over 100 oil wells drilled on oil fields that were producing over 2,000 BOPD oil before World War II. Most of the wells were sabotaged or destroyed during the war and commercial production was never restored. A few of the old wellbores that survived are still capable of flowing oil at the surface which is now collected and used by local residents. In addition to exploration and exploitation drilling rights, the KSO gives AGBK the rights to redevelop and restore these old fields to production.

AGBK’s Director and CEO, Karsani Aulia said of the placement, "AGBK welcomes Continental as a new partner to the BK Block. We are confident our combined upstream operating experience and technical expertise will restore oil and gas production from the BK Block in the short term future. The block is known to produce a sweet 33o API gravity crude. This coupled with the highly prospective geological setting and the presence of never developed 1970's gas discoveries make the BK Block a very low drilling risk area. With the BK Block as our upstream platform we intend to pioneer and develop our shared vision with Continental of combining an upstream producing oil and gas property with a downstream small-scale refinery. This will reduce crude oil transport costs and enable us to efficiently supply much needed diesel and other motor fuels for plant gate sale to under supplied and growing local markets throughout the rapidly developing province of East Kalimantan".

The Company’s CEO, Rich McAdoo stated, “In August 2016, the Indonesian government opened up the domestic crude oil refining and refined fuel distribution businesses to private sector companies allowing them to build, own and operate what the new regulation defines as "Small Scale Refineries" having a maximum capacity of 20,000 barrels per day. The government's intent with the new regulation is two-fold: 1) reduce crude oil transport costs from smaller, marginal, or declining fields and thereby incentivize the oil producers to increase production; and 2) provide much needed motor and marine fuels to the local regions surrounding the refinery and thereby reduce refined products imports and delivery costs. Continental's long history in operating upstream in Indonesia puts us in the ideal position to capitalize on this new downstream business opportunity. Our partnership with AGBK represents a first step for our Company in that direction. The long term offtake agreements with AGBK for any crude oil and natural gas we may find and produce will provide feedstocks for our initial small scale refinery."

On behalf of the Company,
Robert V. Rudman, CPA
Chief Financial Officer

Source: Continental Energy Corporation
Media Contacts: Robert V. Rudman, CFO (1-561-779-9202) rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements, which in this news release include: The Company may not be able to arrange the necessary funding on a timely basis to complete the private placement and AGBK may not arrange its 75% share of the required funding to complete the firm commitment for geological and drilling work. Closing of the private placement may not take place as it is subject to pre-conditions. Oil and gas production from the BK Block may fall short of initial expectations. The Company’s plans to develop a small scale refinery associated with BK Block may not be successful. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.